SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from              to

Commission file number 1-15973

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN

(Full Title of Plan)

NORTHWEST NATURAL GAS COMPANY

220 N. W. Second Avenue

Portland, Oregon 97209

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

NORTHWEST NATURAL GAS COMPANY

Retirement K Savings Plan

Annual Report to Securities and Exchange Commission

on Form 11-K

For the Fiscal Year Ended December 31, 2006

ITEM 4.	FINANCIAL STATEMENTS

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

SIGNATURE	10

EXHIBITS
23	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Northwest Natural Gas Company

Retirement K Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

June 20, 2007

Northwest Natural Gas Company

Retirement K Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$129,202,607	$113,568,063

Contributions receivable
Participant	142,337	127,630
Employer	56,899	45,202

Total contributions receivable	199,236	172,832

Cash	989	—

Total assets	129,402,832	113,740,895

Net assets available for benefits	$129,402,832	$113,740,895

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company

Retirement K Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Additions
Interest and dividend income	$5,783,502	$3,688,550
Net appreciation in fair value of investments	9,323,409	3,522,620

Net investment income	15,106,911	7,211,170

Contributions
Participant elective and rollover	6,810,773	6,519,707
Employer	1,796,167	1,688,053

Total contributions	8,606,940	8,207,760

Total additions	23,713,851	15,418,930

Deductions
Withdrawals and benefit payments	(8,046,176)	(6,939,345)
Administrative fees and expenses	(5,738)	(4,465)

Total deductions	(8,051,914)	(6,943,810)

Net increase in net assets available for benefits	15,661,937	8,475,120
Net assets available for benefits at beginning of year	113,740,895	105,265,775

Net assets available for benefits at end of year	$129,402,832	$113,740,895

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of Plan

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the “Company”) who have completed 90 days of service with at least 250 hours credited or have 1,000 hours of service credited in their initial employment year or any plan year of service. At December 31, 2006, 1,264 participants had account balances in the Plan, of which 1,038 were active.

T. Rowe Price is the Plan’s trustee and performs the recordkeeping duties of the Plan.

Contributions

Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of gross pay to the Plan through salary deferral. For Non-Bargaining Unit employees, the Company contributes 60% of the first 6% contributed by each employee, with a maximum match of 3.6% of gross pay. For Bargaining Unit employees, the Company match is 50% of the first 4% contributed by each employee, with a maximum match of 2% of gross pay.

Participant Accounts

Where applicable, each participant’s account is credited with Pre-Tax Contributions, Matching Contributions, Supplemental Contributions, Rollover Contributions and net earnings or losses. Pre-Tax Contributions are based on the participant’s deferral election. Matching Contributions are credited to the participant’s account according to the formula defined in the Plan document. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings are allocated based on account balances in the investment options selected by the participant.

Investment Options

Participants may direct contributions in any of the 23 investment options (19 options are funds managed by T. Rowe Price) offered by the Plan.

Vesting

All contributions and actual earnings credited to participant accounts are fully vested and nonforfeitable at all times subject to the limitations imposed by the Code.

Participant Loans

The Plan provides for participant loans under certain guidelines. Participant loans are repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Withdrawals and Payment of Benefits

On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her account as a single lump-sum distribution or as two partial lump sum distributions. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company.

Administrative Fees and Expenses

Certain expenses of administration and servicing of the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel, and audit and trustee fees are provided by the Company without charge to the Plan. Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year and are classified as administrative fees and expenses.

Plan Amendments

Effective January 16, 2005, the Plan was amended to provide that a participant may designate whether loan proceeds shall be withdrawn pro rata from all investment funds or pro rata from all funds other than the ESOP fund in which Qualifying Securities are held.

Effective March 28, 2005, the Plan was amended to provide that in the event of a mandatory distribution greater than $1,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution directly, then the distribution will be paid in a direct rollover to an individual retirement plan designated by the Retirement K Savings Plan Administrative Committee.

Effective December 16, 2005, the Plan was amended to provide that a Qualified Employee initially hired as either a Term or Temporary Employee must complete one year of service before becoming eligible to participate in the Plan.

Effective December 31, 2006, the Plan was amended to liberalize the eligibility waiting periods for elective and matching contributions, to add provisions relating to the terms on which non-contributory employer contributions will be made for certain Non-Bargaining Unit Employees, to add vesting requirements relating to such non-contributory employer changes, and to make related technical, editorial, and conforming changes.

Effective January 1, 2006, the Plan was amended to conform with the final applicable regulations under Internal Revenue Code sections 401(k) and 401(m).

Effective January 1, 2007 the Plan was amended to conform with certain changes required by the Pension Protection Act of 2006.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Valuation of Investments

Investments in mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in the Company’s common stock are valued at the closing price on the last day of the year as quoted on the New York Stock Exchange. The net asset value of the investments in the T. Rowe Price Equity Index Trust Fund is computed at the close of the New York Stock Exchange (“NYSE”) on the last day of the year. This calculation is based upon the value of each investment as follows: equity securities are valued based upon the closing price on the last day of the year on the exchange determined to be the primary market for each security; short-term debt securities are valued based upon the amortized cost in local currency combined with accrued interest; and investments in other trusts are valued upon the value of the other trust’s closing net asset value per unit on the valuation date. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment Transactions and Net Investment Income Recognition

Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The cost of securities sold is determined by the average cost method.

The net appreciation in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements and Developments

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements.” The statement defines fair value, establishes a framework for measuring fair value in GAAP and expands the disclosures about fair value measurement. It is effective for financial statements issued for fiscal years beginning after November 15, 2007. We continue to evaluate the impact of this standard but do not believe that it will have a material impact to the Plan.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. The Plan adopted SAB 108 during the year ended December 31, 2006 and it did not have any effect on the financial position of the Plan.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

3.	Termination Provisions

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all participants shall remain fully vested and nonforfeitable. The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. The Company has no current plans to terminate the Plan.

4.	Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest. Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the trustee, as defined by the Plan. These Plan investments qualify as parties in interest transactions for which a statutory exemption exists. The following are related party investments:

	2006	2005
Northwest Natural Gas Company	$21,860,254	$18,935,098
T. Rowe Price	98,448,396	88,813,605

	$120,308,650	$107,748,703

Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2006 and 2005 totaled 67,131 shares for $2,756,420 and 81,326 shares for $3,037,172, respectively. Sales of Northwest Natural Gas Company stock during the years ended December 31, 2006 and 2005 totaled 106,027 shares for $3,933,567 and 58,837 shares for $2,098,741, respectively.

5.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated September 16, 2002, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

6.	Investments

Investments at fair value representing 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

	2006	2005
T. Rowe Price Balanced Fund 866,756 and 845,974 shares, respectively	$18,453,240	$16,724,903
T. Rowe Price Blue Chip Growth Fund 716,893 and 788,644 shares, respectively	25,614,590	25,772,886
T. Rowe Price Mid-Cap Growth Fund 355,623 and 365,992 shares, respectively	19,093,389	19,814,793
T. Rowe Price Summit Cash Reserves 7,740,739 and 5,984,994 shares, respectively	7,740,739	5,984,994
Northwest Natural Gas Company Common Stock 515,086 and 553,982 shares, respectively	21,860,254	18,935,098

During 2006 and 2005 the Plan’s investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated in value as follows:

	2006	2005
Mutual Funds	$4,953,018	$3,362,005
Common and Commingled Trust Funds	268,088	96,500
Northwest Natural Gas Company Common Stock	4,102,303	64,115

Net appreciation in fair value of investments	$9,323,409	$3,522,620

7.	Risks and Uncertainties

The Plan’s assets are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Northwest Natural Gas Company

Retirement K Savings Plan

Schedule H, Line 4i; Schedule of Assets (Held at End of Year)

December 31, 2006	Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
*	T. Rowe Price Spectrum Income Fund	Mutual fund		$3,977,592
*	T. Rowe Price Balanced Fund	Mutual fund		18,453,240
*	T. Rowe Price Blue Chip Growth Fund	Mutual fund		25,614,590
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund		19,093,389
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund		4,487,826
*	T. Rowe Price Short-Term Bond Fund	Mutual fund		914,658
*	T. Rowe Price Summit Cash Reserves	Mutual fund		7,740,739
*	T. Rowe Price Science and Technology Fund	Mutual fund		3,081,693
*	T. Rowe Price Equity Index Trust	Common and Commingled Trust Fund		2,209,992
*	T. Rowe Price Retirement Income Fund	Mutual fund		1,452,825
*	T. Rowe Price Retirement 2005 Fund	Mutual fund		555
*	T. Rowe Price Retirement 2010 Fund	Mutual fund		2,866,242
*	T. Rowe Price Retirement 2015 Fund	Mutual fund		2,182,418
*	T. Rowe Price Retirement 2020 Fund	Mutual fund		2,879,805
*	T. Rowe Price Retirement 2025 Fund	Mutual fund		1,187,410
*	T. Rowe Price Retirement 2030 Fund	Mutual fund		993,723
*	T. Rowe Price Retirement 2035 Fund	Mutual fund		867,811
*	T. Rowe Price Retirement 2040 Fund	Mutual fund		400,421
*	T. Rowe Price Retirement 2045 Fund	Mutual fund		43,467
	PIMCO Total Return Admin.	Mutual fund		1,335,284
	Artisan International Fund	Mutual fund		3,590,219
	Dodge & Cox International Stock Fund	Mutual fund		2,028,630
*	Northwest Natural Gas Company Common Stock	Common stock		21,860,254
*	Participant loans	5.0% to 9.25%,
		maturing 1/05/07 to 9/19/11		1,939,824

	Total investments			$129,202,607

*	Represents identification of known party-in-interest in the Plan.
(1)	Cost information has been omitted for participant directed assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

By:	/s/ C. J. Rue
C. J. Rue, Chairman,
Retirement K Savings Plan
Administrative Committee

Date: June 21, 2007

NORTHWEST NATURAL GAS COMPANY

EXHIBIT INDEX

to

Annual Report on Form 11-K

For Year Ended

December 31, 2006

Document	Exhibit Number
Consent of Independent Registered Public Accounting Firm	23